

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2023

Ryan Nebel
Partner
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> **Re: Forte Biosciences, Inc.**
> **Preliminary Proxy Statement filed by Camac Fund, LP et al.**
> **Filed May 25, 2023**
> **File No. 001-38052**

Dear Ryan Nebel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement

Background to the Solicitation, page 6

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following:

    - your stated belief that the company is "materially undervalued."
    - your statement that the August 2022 sale of shares constituted an "unjustifiable capital raise" and that it was "highly dilutive."
    - your stated concern that the company adopted a form of change in control and severance agreement "in response to Camac's investigation into possible mismanagement at the Company and widespread stockholder discontent and that the agreements could result in an unjustified transfer of wealth to insiders at the expense

of stockholders."
- your statement, on page 8, that the company's focus on the development of FB-102 is "early-stage, highly speculative..."

2.   Refer to the entry for March 9, 2023. Please revise this entry to clarify why company counsel indicated the company "seemed adamant" instead of presenting the company's position directly. Clarify also the language that appears to indicate that the company already believes Camac will prevail in the current contest.

<u>Reasons for the Solicitation, page 8</u>

3.   You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please provide a factual foundation for the disclosure included below. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

- your statement that the company's focus on the development of FB-102 is "an effort by management to keep their jobs rather than create value for stockholders."
- your statement that the company "seems content to disregard the views of its stockholders..."
- your statement that "...it seems as though management believes the Company is theirs to do as they please and they don't have to answer to stockholders."

4.   Please provide us support for the disclosure in the first paragraph of the third bullet point on page 8.

<u>Proposal No. 1, Election of Directors, page 9</u>

5.   Please disclose in an appropriate location in the proxy statement whether the election of your nominees will result in the triggering or acceleration of any company obligations.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Dan Duchovny at (202) 551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions